May 15, 2026

Velichka Valcheva
Chief Executive Officer
GH Research PLC
Joshua Dawson House
Dawson Street
Dublin 2
D02 RY95
Ireland

        Re: GH Research PLC
            Registration Statement on Form F-3
            Filed May 14, 2026
            File No. 333-295872
Dear Velichka Valcheva:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Jimmy McNamara at 202-551-7349 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Deanna Kirkpatrick